Exhibit 99.1

Constellium and UACJ announce plan to create Joint Venture in the United States to produce Body-in-White aluminium sheet for the automotive industry

New York, January 23, 2014 - Constellium N.V. (NYSE and NYSE Euronext: CSTM) and UACJ Corporation (UACJ) (5741:TSE) announced today that they are joining forces with a view to supply and market aluminum Body-in-White sheet to the North American automotive industry.

To achieve this goal, Constellium and UACJ, through Tri-Arrows Aluminum Inc. (TAA), (UACJ’s subsidiary with Sumitomo Corporation and Itochu Group), intend to create a joint venture company in the United States, as an equal partnership, to serve the North American market. The JV is expected to include a continuous heat treatment and conversion line with an initial target capacity of 100,000 metric tons supplied by cold rolled coils from both partners’ rolling mills. The planned facility is designed to allow for expansion beyond 100,000 tons. The total joint investment by both parties is expected to amount to approximately $150 million.

Current Corporate Average Fuel Economy (CAFE) regulations require significant reductions in fuel consumption by vehicles. The intrinsic lightness of aluminum makes it a prime material for the automotive industry to meet these improvements.

“Automakers in the United States have already started to convert key models from steel to aluminum which we believe should translate into a significant increase in demand. We estimate that the U.S. market for Body-in-White aluminum rolled products could grow from less than 100,000 tons in 2012 to approximately 1 million tons in 2020,” commented Laurent Musy, President of Constellium’s Packaging and Automotive Rolled Products business unit. “Constellium expects to benefit from this significant growth potential. UACJ is the ideal partner for us to serve U.S. customers with high-quality automotive sheets for Body-in-White applications like hoods, doors, roofs and structural parts of cars and trucks.”

“Automotive is a strategic market for Constellium and we believe this U.S. initiative will strengthen the company’s position as a global leader,” said Pierre Vareille, CEO of Constellium. “Both companies will approach this joint venture, in which Constellium will own 51% of the equity, as an equal partnership. Each partner has a crucial contribution to make through coil supply, customer relationships, and technical expertise.”

“The goal of this joint venture is to support the ambitious lightweigting programs of the automotive manufacturers in the United States. Taking into account our joint expertise in

Body-in-White production and strong relationships with key original equipment manufacturers in each market, we believe a joint venture between UACJ and Constellium is the optimal route to pursue this business opportunity,” explained Mitsuru Okada, CEO of UACJ.

“We believe that TAA, as the U.S. subsidiary of UACJ, will contribute significantly to the joint venture company through its stake in our rolling mill in Logan County, Kentucky,” said Patrick Franc, President and CEO of Tri-Arrows Aluminum.

Constellium and UACJ are working toward signing a definitive agreement in the first half of 2014.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.6 billion of revenue in 2012. www.constellium.com

About UACJ

UACJ was established in October 2013 when Furukawa-Sky Aluminum and Sumitomo Light Metal Industries integrated their business operations. Both companies featured a distinguished history as aluminium producers in Japan. Together, their annual capacity for rolled sheet products exceeded 1 million tons, making them the largest such manufacturer in Japan and the third largest in the world.

About Tri-Arrows Aluminum Inc. (TAA)

Tri-Arrows Aluminum, Inc. was established in August 2011 when a Consortium of then- Sumitomo Light Metals Industries and Furukwa Sky Aluminum, in addition to Sumitomo Corporation and Itochu Group purchased the former ARCO Aluminum, Inc. TAA has long been an innovative leader in the supply and marketing of rolled aluminium can sheet to the North American container industry with annual production exceeding 325 thousand tons.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the creation of a joint venture in the United States to produce Body-in-White aluminium sheet with UACJ Corporation, growth in the U.S. market for Body-in-White aluminium rolled products and those set forth under the heading “Risk Factors” in our most recent Form F-1 Registration Statement and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described, and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.